Daniel B. Eng

415.772.9608 direct

deng@weintraub.com

March 16, 2018

BY EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Tanzanian Royalty Exploration Corporation
Form 20-F for the Year Ended August 31, 2017
Filed November 29, 2017
File No. 001-32500

Dear Mr. Reynolds:

On behalf of our client, Tanzanian Royalty Exploration Corporation (the “Company”), we are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated March 5, 2018. We have reproduced the text of the staff’s comments in bold-faced type and have provided our responses. Terms used in our responses that are not defined shall have the same meaning as defined in our Form 20-F for the year ended August 31, 2017.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources, Pages 1 and 10

1.	We note statements throughout your filing that your company has no properties that contain mineral reserves as defined by either U.S. or Canadian securities regulations. Please reconcile these statements with the disclosures starting on page 47 regarding the MaSS Resources report of 2017, which includes reserve estimates, and modify your filing as necessary.

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

March 16, 2018

The Company has revised the Section entitled “Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources” to indicate that the Company has no proven or probable reserves as defined in Guide 7.

Buckreef Project, Page 22

2.	Please insert a small-scale map showing the location and access to each material property, as required by the Instruction to Item 4.D. of Form 20-F. Please comply with the guidance found in the Instructions to Industry Guide 7(c)(1) in preparing the map(s).

Maps have been included. See pages 3, 4 and 8 of Amendment No. 2.

Buziba Project, Page 23

3.	We note your disclosure of mineral resources for your Buziba property. Please separately disclose the measured, indicated, and inferred resources for the Buziba property.

The Company has included a table that discloses the measured, indicated, and inferred resources for the Buziba property. See page 7 of Amendment No. 2.

Mineral Resource and Mineral Reserve Estimates: Venymn 2014, Page 46

4.	We note your disclosure regarding exploration targets in this section. Please amend your filing and remove the exploration target disclosure from your tables as exploration targets are not required disclosure under Canadian National Instrument (NI) 43-101. Please see Industry Guide 7, Instructions to Paragraph (b) (5).

The Company has removed the exploration target disclosure from the table. See page 27.

New Mineral Resource and Mineral Reserve Estimates, Page 47

5.	We note your statement in this section regarding your compliant NI 43-101 reserves are calculated using measured and indicated resources. As presented, your reserves do not appear to comply with Industry Guide 7 or Canadian NI 43-101. Please modify your reserve table to disclose only your proven and probable reserves, excluding the inferred resources from your reserve tabulation. In addition, please clearly label your proven and/or probable reserves and separately disclose your total measured, indicated, and inferred resources as estimated in your MaSS Resource report prepared in 2017.

The Company has revised the disclosure in light of the staff’s comment. See pages 29, 31 and 32 of Amendment No. 2

John Reynolds

Securities and Exchange Commission

Division of Corporation Finance

March 16, 2018

The Company believes that it has adequately responded to all of the staff’s comments. Please contact the undersigned at (415) 772-9608 if additional information is required.

Yours respectfully,

/s/ Daniel B. Eng